Exhibit 99.10

CONSENT OF EXPERT

In connection with the Annual Report on Form 40-F of Hudbay Minerals Inc. ("Hudbay") for the year ended December 31, 2024, and any amendments thereto (the "Form 40-F"), I, Marc-Andre Brulotte, P.Geo., hereby consent to the use of my name in connection with the references to and summaries of scientific and technical information relating to Hudbay's Copper Mountain mine in Princeton, British Columbia (collectively, the "Incorporated Information") and to the inclusion of the Incorporated Information in the Annual Information Form for the year ended December 31, 2024, which is filed as an exhibit to the Form 40-F and incorporated by reference therein.

I do also hereby consent to the use of my name and the incorporation by reference of the Incorporated Information in Registration Statement Nos. 333-170295, 333-197080 and 333-212750 on Form S-8 (including, in each case, any amendments thereto) and Registration Statement No. 333-278311 on F-10 (including any amendments thereto).

Yours very truly,

/s/ Marc-Andre Brulotte

Marc-Andre Brulotte, P.Geo.

Dated: March 26, 2025